Filed Pursuant to Rule 433

Registration Nos. 333-215992 and 333-215992-02

September 11, 2017

BROOKFIELD FINANCE INC.

US$550,000,000 4.700% NOTES DUE 2047

PRICING TERM SHEET

September 11, 2017

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	4.700% Senior Unsecured Notes due September 20, 2047

Expected Ratings*:	Baa2 (stable) (Moody’s Investors Service, Inc.) A- (stable) (Standard & Poor’s Ratings Services) A (low) (stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:	US$550,000,000

Trade Date:	September 11, 2017

Expected Settlement Date:	September 14, 2017 (T+3)

Maturity Date:	September 20, 2047

Coupon:	4.700%

Interest Payment Dates:	March 20 and September 20, commencing March 20, 2018

Price to Public:	99.219%

Benchmark Treasury:	UST 3.000% due May 15, 2047

Benchmark Treasury Price & Yield:	105-02; 2.749%

Spread to Benchmark Treasury:	+ 200 basis points

Yield:	4.749%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to March 20, 2047, treasury rate plus 30 basis points

Par Call:	At any time on or after March 20, 2047, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271L AB8 / US11271LAB80

Joint Book-Running Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:

Banco Bradesco BBI S.A.
BNP Paribas Securities Corp.
Itau BBA USA Securities, Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Natixis Securities Americas LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by emailing prospectus.CPDG@db.com or by calling HSBC Securities (USA) Inc. at 1-866-811-8049 or by emailing tmg.americas@us.hsbc.com.